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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10/A
AMENDMENT NO. 6
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE ALLSTATE CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	36-3871531
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
2775 Sanders Road, Northbrook, IL (Address of Principal Executive Offices)	60062 (Zip Code)

(847) 402-5000
(Registrant's Telephone Number, Including Area Code)

    Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class To Be So Registered	Name of Each Exchange On Which Each Class Is To Be Registered

Common Stock, par value $.01 per share	New York Stock Exchange Chicago Stock Exchange

    Securities to be registered pursuant to Section 12(g) of the Act: None

    The undersigned Registrant hereby amends Item 11 of its General Form for Registration of Securities Pursuant to Section 12(b) of the Securities Exchange Act of 1934 on Form 10, to read as follows:

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 11. Description of Registrant's Securities to be Registered.

    The Allstate Corporation is incorporated in the State of Delaware. The following description is qualified in its entirety by reference to the relevant provisions of Delaware law and Allstate's restated certificate of incorporation and by-laws, which govern the rights of Allstate stockholders.

Authorized Capital Stock

    As of April 30, 2001, the authorized capital stock of Allstate was 2,025,000,000 shares. Those shares consisted of:

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  25,000,000 shares of preferred stock, par value of $1.00 per share, none of which were issued and outstanding; and

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  2,000,000,000 shares of common stock, par value of $0.01, of which 900,000,000 were issued and 724,436,131 were outstanding.

Common Stock

    Outstanding shares of Allstate common stock are listed on the New York Stock Exchange and the Chicago Stock Exchange under the ticker symbol "ALL." Common stockholders may receive dividends as and when declared by the Allstate board of directors. Dividends may be paid in cash, stock or other form. In certain cases, common stockholders may not receive dividends until obligations of any preferred stockholders have been satisfied. All outstanding shares of common stock are fully paid and non-assessable. Each share of common stock is entitled to one vote in the election of directors and on other matters. Common stockholders are not entitled to preemptive or cumulative voting rights. Common stockholders will be notified of any stockholders' meeting in accordance with applicable law. If Allstate liquidates, dissolves, or winds-up its business, common stockholders will share equally in the assets remaining after creditors and preferred stockholders are paid.

    Each share of Allstate common stock trades with a preferred share purchase right, which is described more fully below.

Preferred Stock

    The following description of the terms of the preferred stock sets forth certain general terms and provisions of the Allstate authorized preferred stock.

    The Allstate board of directors can, without approval of the stockholders, issue one or more series of preferred stock. The Allstate board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred shares could delay a change in control of Allstate and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of common stock.

    In connection with the issuance of the preferred share purchase rights described below, the Allstate board of directors authorized the creation of Junior Participating Preferred Stock, Series A. The board has not authorized the creation of any other series of preferred stock.

Stockholder Voting Requirements

    Directors are elected at a stockholders' meeting if they receive a plurality of the votes present in person or represented by proxy. Except as otherwise provided in Allstate's certificate of incorporation or in its by-laws or as required by law, all other matters can be approved by the affirmative vote of a majority of the shares represented at a meeting and entitled to vote on the matter.

Change in Control

    Some provisions of Allstate's certificate of incorporation and by-laws are designed to enhance or have the effect of enhancing the ability of the Allstate board of directors, and ultimately the stockholders, to negotiate with potential acquirers from a strong position and to protect stockholders against unfair or unequal treatment in an attempt to acquire Allstate. However, these provisions (and the preferred share purchase rights described below) could have the effect of delaying, deferring or preventing a change in control of Allstate or could operate with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of Allstate's assets or its liquidation. The following is a summary of those provisions.

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  Allstate's by-laws may be amended only by resolution of a majority of the directors present at a meeting of the board at which a quorum is present or by the affirmative vote of the holders of not less than 66 2/3% of the total number of votes entitled to be cast generally in the election of directors.

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  Allstate's by-laws require prior notice of any business that a stockholder intends to bring before an annual stockholders meeting.

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  Allstate's by-laws do not allow stockholders to call special stockholder meetings. They provide that special meetings of stockholders may be called at any time by the chairman of the board and chief executive officer and shall be called by the chairman of the board and chief executive officer at the written request of a majority of the board of directors.

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  Stockholders may not act by written consent. All actions required or permitted to be taken by the stockholders must be taken only at an annual or special meeting of stockholders.

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  Except as may be otherwise provided by the terms of any class or series of preferred stock, a director may not be removed, with or without cause, except by the affirmative vote of the holders of not less than 66 2/3% of the total number of votes entitled to be cast in the election of directors.

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  Delaware law generally prohibits an interested stockholder (under Delaware law, a stockholder owning 15% or more of a public Delaware corporation's outstanding voting stock) from engaging in business combinations involving the corporation during the three years after the date the person became an interested stockholder unless, among other things:

•	Prior to such date, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
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Upon the completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced; or
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At or after such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Such prohibition, however, does not apply if a stockholder becomes an interested stockholder inadvertently and as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and, except for inadvertently becoming an interested stockholder, was not an interested stockholder in the three years prior to consummation of the business combination.

    These business combinations include mergers, consolidations, sales of assets and transactions benefiting the interested stockholder. Allstate has not opted out of these provisions of Delaware law.

Preferred Share Purchase Rights

    Allstate is a party to a rights agreement dated February 12, 1999. Under the agreement, one preferred share purchase right –a right– was issued for each share of Allstate common stock outstanding on February 26, 1999 and each share issued subsequent to February 26, 1999. Each right entitles the holder to purchase 1/1000 of a share of Allstate Junior Participating Preferred Stock, Series A, at a purchase price of $150.00.

    Under the rights agreement, prior to the distribution date, the rights are represented by the Allstate common stock share certificates. However, after the distribution date, the rights will be represented by separate certificates. The distribution date, generally, is either (i) the tenth day after the announcement that a person—an acquiring person—has become the beneficial owner of 15% or more of Allstate common stock or (ii) the tenth business day after a person's public disclosure of an intention to commence a tender offer or exchange offer that would cause that person to become an acquiring person.

    The rights are not exercisable until after the distribution date but must be exercised before the earlier of the close of business on February 12, 2009, the redemption date, or the exchange date. The redemption date, generally, is the date Allstate chooses to redeem all of the outstanding rights. The exchange date, generally, is the date occurring after a person becomes an acquiring person but before (i) a person becomes beneficial owner of 50% of Allstate common stock and (ii) the occurrence of a business combination, on which date Allstate chooses to exchange each right for one share of Allstate common stock.

    Upon a person becoming an acquiring person—a triggering event—each holder of a right shall have the right to receive shares of Allstate common stock in an amount calculated as follows: 50% of the current market price of Allstate common stock divided into the exercise amount. The current market price is the average daily closing share price of Allstate common stock for the thirty trading days immediately prior to the triggering event. The exercise amount, generally, is $150.00. To illustrate: If the current market value is $50, a rights holder will have the right to receive six shares of Allstate common stock. However, the rights owned by the acquiring person are void.

    In the event that Allstate is acquired in a merger or other business combination, or 50% or more of its assets or earning power are directly or indirectly sold, leased or transferred to another party, each holder of an Allstate right will receive, upon exercise, common stock of the acquiring party calculated by taking 50% of the current market price of the acquiring company and dividing it into the exercise amount.

    Allstate's rights agreement may impede or prevent takeovers that in some circumstances may be beneficial to Allstate stockholders. It would not impede or prevent most change of control transactions approved by the Allstate board of directors and is designed to enhance or have the effect of enhancing the ability of the Allstate board of directors, and ultimately the stockholders, to negotiate with potential acquirers from a strong position and to protect stockholders against unfair or unequal treatment in an attempt to acquire Allstate. The rights agreement, may, however, have the overall effect of making it more difficult to acquire and exercise control over Allstate and remove incumbent officers and directors, without the approval of the board of directors, thus providing such officers and directors with enhanced ability to retain their positions. Such provisions might also limit opportunities for stockholder participation in certain types of transactions even though such transactions might be favored by the holders of a majority of the outstanding shares of Allstate common stock.

SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ALLSTATE CORPORATION
May 14, 2001	By:	/s/ MICHAEL J. MCCABE Name: Michael J. McCabe Title: General Counsel

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INFORMATION REQUIRED IN REGISTRATION STATEMENT
SIGNATURES